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ANNUAL REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Chartwell TSC Securities, Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Grant Street, Suite 2700
(No. and Street)

Pittsburgh	**PA**	**15219**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Stangert — (724) 935-6787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EXEMPT

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:

Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ex.

OATH OR AFFIRMATION

I, ____________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________ , as of______________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Oath Contained In Report

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidations
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH or AFFIRMATION

I, Peter J. Stangert, swear (or affirm) that, to the best of my knowledge and belief:

1) the accompanying financial statements and supporting schedules pertaining to the firm of Chartwell TSC Securities, Corp., as of December 31, 2019 are true and correct;

2) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer; and

3) that Chartwell TSC Securities, Corp. limits itself to acting as an agent for a single issuer and meets the requirements of SEA Rule 17a-5(e)(1)(i)(A) which provides for an exemption to preparing an audited financial report pursuant to SEA Rule 17a-5(d)(2). To which I represent that:

- CTSCS acts in the capacity as agent (wholesaler) for a single affiliate issuer, The Chartwell Funds Trust ("Issuer");
- CTSCS does not establish accounts for customers for the purpose of effecting transactions in securities;
- CTSCS is not involved in the collection or delivery of customers' funds or affiliate Issuer's securities in connection with any transactions;
- CTSCS does not otherwise hold funds or securities for or owe money or securities to customers;
- The affiliate Issuer is in a privileged position to access sufficient information about the financial condition and operations of CTSCS in order to make an informed decision about continuing to use CTSCS to act as agent; as a result
- Should CTSCS's ability to continue as a going concern become an issue, no customers would be harmed and the Issuer's business would continue, without interruption.

Peter J. Stangert

Chief Financial Officer/ Senior Vice President

Notary Public 2/25/20

Commonwealth of Pennsylvania

Notarial Seal
CHELSEA ANN BOSILJEVAC – Notary Public
PINE TWP, ALLEGHENY COUNTY
My Commission Expires Oct 23, 2021

Chartwell TSC Securities, Corp.
Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2019

Public Document
UNAUDITED Pursuant to SEA Rule 17a-5(e)(1)(i)(A)

Chartwell TSC Securities, Corp.
Table of Contents
December 31, 2019

Chartwell TSC Securities, Corp.
Statement of Financial Condition
December 31, 2019
Amounts in US Dollars

ASSETS		
Cash	$	367,780
Due from affiliate		—
Other assets		5,279
TOTAL ASSETS	$	373,059
LIABILITIES & EQUITY		
Liabilities		
Due to affiliate	$	—
Other liabilities		43,059
Total liabilities		43,059
Shareholder's Equity		
Common stock		10,000
Retained earnings		—
Additional paid-in capital		320,000
Total shareholder's equity		330,000
TOTAL LIABILITIES & EQUITY	$	373,059

See accompanying notes to financial statements.

Chartwell TSC Securities, Corp.
Notes to Financial Statements
December 31, 2019
Amounts in US Dollars

1. Organization

Chartwell TSC Securities, Corp. (the "Company") was formed as a Pennsylvania Corporation on March 17, 2014. The Company is a wholly owned subsidiary of TriState Capital Holdings, Inc. ("TSCH"), a Pennsylvania Corporation. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities & Exchange Commission ("SEC") as a securities broker-dealer.

The Company's sole purpose is to support the marketing efforts of its affiliate, Chartwell Investment Partners, LLC ("CIP, LLC"), for its proprietary investment products. Thus the Company has no external revenue streams and is reimbursed for all of its costs from CIP, LLC.

The Company is exempt as a member of the Securities Investor Protection Corporation ("SIPC"). The Company also is exempt from the Customer Protection Rule pursuant to the (k)(2)(i) exemption as the customer does not receive or hold any customer funds or securities. At the end of 2019, the Company has been advised by the staff of the SEC that it is exempt from the filing of an audited financial statement pursuant to the exemptive provisions of SEA Rule 17a-5(e)(1)(i)(A).

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. The consequence of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protections of investors or public interest. Furthermore, where agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the SEC and administered by FINRA. This rule requires that aggregate indebtedness not exceed fifteen times net capital as defined. Also FINRA may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

The Company had no subordinated borrowings outstanding at December 31, 2019, or at any time during the year.

Cash

Cash is held as deposits in banks. The Company does not hold cash equivalents.

Revenue

The Company has no revenue streams; rather it is reimbursed for all of its costs by CIP, LLC. Monthly reimbursements are recognized in conjunction with costs incurred.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities with regard to a change in tax rates is recognized in income in the period that includes the enactment date.

The pre-tax income and loss of the Company is included in the consolidated federal income tax return filed by its parent, TriState Capital Holdings, Inc. Federal income taxes are calculated under the separate return method, as if the Company filed on a separate-return basis using the consolidated federal statutory tax rate. State income taxes are calculated on a stand-alone, separate return method.

Fair Value of Financial Instruments

The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, which approximate fair value. At December 31, 2019, the Company did not own any financial assets or liabilities other than cash and other assets and liabilities.

3. Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company monitors the bank accounts and has not experienced, and does not expect to incur any losses in such accounts.

4. Related-Party Transactions

The Company is a wholly-owned subsidiary of its parent, TSCH. TSCH has two other wholly owned subsidiaries, TriState Capital Bank ("TSCB") and CIP, LLC. The Company entered into an Intercompany Expense Sharing Agreement ("Expense Sharing Agreement") with TSCB and CIP, LLC from which it receives the benefit of certain personnel, facilities, and services from these entities which are then charged to the Company. The Company is then reimbursed for all such costs from CIP, LLC.

At December 31, 2019, the Company had no receivables or payables with its affiliated companies.

The Company also maintains cash deposits with TSCB.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $324,721 which was $319,721 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i).

6. Subsequent Events

Management has evaluated subsequent events through February 25, 2020, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.